Exhibit 99.1
Baidu Announces Third Quarter 2010 Results
BEIJING, China, Oct 21, 2010 — Baidu, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced its unaudited financial results for the third quarter ended September 30, 20101.
Third Quarter 2010 Highlights
•	Total revenues in the third quarter of 2010 were RMB2.256 billion ($337.2 million), a 76.4% increase from the corresponding period in 2009.

•	Operating profit in the third quarter of 2010 was RMB1.181 billion ($176.6 million), a 126.6% increase from the corresponding period in 2009.

•
Net income in the third quarter of 2010 was RMB1.047 billion ($156.4 million), a 112.4% increase from the corresponding period in 2009. Diluted earnings per ADS[2] for the third quarter of 2010 were RMB3.00 ($0.45); diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) for the third quarter of 2010 were RMB3.07 ($0.46).

“Strong execution on our initiatives to expand our customer base and enhance customer service drove another quarter of strong results,” said Robin Li, chairman and chief executive officer of Baidu. “By focusing on continuously improving our online marketing system and customer engagement while building awareness of search engine marketing, we are successfully enhancing Baidu’s position as a key enabler of China’s Internet industry.”
Mr. Li continued, “On the user experience front, during the quarter we announced several exciting developments including the Baidu Open Application Platform, the first platform integrating web search with an applications library. Such pioneering initiatives that focus on Internet user needs are at the center of our R&D investment.”
Jennifer Li, Baidu’s chief financial officer, commented, “We are pleased to have delivered record margins in the third quarter, even as we actively invested in sales and marketing, R&D and network equipment. Looking forward, we will continue to invest aggressively to support Baidu’s long-term growth.”

[1]
This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6905 to US$1.00, the effective noon buying rate as of September 30, 2010 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

[2]
Effective on May 12, 2010, Baidu adjusted the ratio of its American depositary shares (“ADSs”) representing Class A ordinary shares from one (1) ADS for one (1) Class A ordinary share to ten (10) ADSs for one (1) Class A ordinary share. All earnings per ADS figures in this announcement give effect to the forgoing ADS to share ratio change.

Third Quarter 2010 Results
Baidu reported total revenues of RMB2.256 billion ($337.2 million) for the third quarter of 2010, representing a 76.4% increase from the corresponding period in 2009.
Online marketing revenues for the third quarter of 2010 were RMB2.256 billion ($337.1 million), representing a 76.5% increase from the corresponding period in 2009. Baidu had about 272,000 active online marketing customers in the third quarter of 2010, representing a 25.9% increase from the corresponding period in 2009 and a 7.1% increase from the previous quarter. Revenue per online marketing customer for the third quarter was approximately RMB8,300 ($1,241), a 40.7% increase from the corresponding period in 2009 and a 10.7% increase from the previous quarter.
Traffic acquisition cost (TAC) as a component of cost of revenues was RMB201.7 million ($30.2 million), representing 8.9% of total revenues, as compared to 15.3% in the corresponding period in 2009 and 9.7% in the second quarter of 2010. The sequential decrease in TAC as a percentage of total revenues reflects faster organic traffic growth during the quarter.
Bandwidth costs as a component of cost of revenues were RMB85.4 million ($12.8 million), representing 3.8% of total revenues, compared to 4.0% in the corresponding period in 2009. Depreciation costs as a component of cost of revenues were RMB84.2 million ($12.6 million), representing 3.7% of total revenues, compared to 5.0% in the corresponding period in 2009.
Selling, general and administrative expenses were RMB296.2 million ($44.3 million), representing an increase of 49.8% from the corresponding period in 2009, primarily due to increased headcount costs and marketing expenses.
Research and development expenses were RMB204.7 million ($30.6 million), a 75.4% increase from the corresponding period in 2009. The increase was primarily due to increased R&D personnel expenses.
Share-based compensation expenses, which were allocated to related operating costs and expenses line items, were RMB24.4 million ($3.7 million) in the third quarter of 2010, compared to RMB21.3 million in the corresponding period in 2009 and RMB21.6 million in the previous quarter.
Operating profit was RMB1.181 billion ($176.6 million), representing a 126.6% increase from the corresponding period in 2009. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB1.206 billion ($180.2 million), a 122.2% increase from the corresponding period in 2009.

Income tax expense was RMB165.2 million ($24.7 million), compared to an income tax expense of RMB49.1 million in the corresponding period in 2009. The effective tax rate for the third quarter of 2010 was 13.6% as compared to 9.1% for the corresponding period in 2009 and 14.4% in the previous quarter.
Net income was RMB1.047 billion ($156.4 million), representing a 112.4% increase from the corresponding period in 2009. Basic and diluted earnings per ADS for the third quarter of 2010 amounted to RMB3.01 ($0.45) and RMB3.00 ($0.45), respectively.
Net income excluding share-based compensation expenses (non-GAAP) was RMB1.071 billion ($160.1 million), a 108.3% increase from the corresponding period in 2009. Basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) for the third quarter of 2010 amounted to RMB3.08 ($0.46) and RMB3.07 ($0.46), respectively.
As of September 30, 2010, the Company had cash, cash equivalents and short-term investments of RMB6.938 billion ($1.037 billion). Net operating cash inflow and capital expenditures for the third quarter of 2010 were RMB1.265 billion ($189.0 million) and RMB246.3 million ($36.8 million), respectively.
Adjusted EBITDA (non-GAAP), defined in this announcement as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, was RMB1.320 billion ($197.3 million) for the third quarter of 2010, representing a 112.2% increase from the corresponding period in 2009.
Outlook for Fourth Quarter 2010
Baidu currently expects to generate total revenues in an amount ranging from RMB2.370 billion ($354.2 million) to RMB2.440 billion ($364.7 million) for the fourth quarter of 2010, representing a 88% to 93.5% year-over-year increase. This forecast reflects Baidu’s current and preliminary view, which is subject to change.
Conference Call Information
Baidu’s management will hold an earnings conference call at 8:00 PM on October 21, 2010 U.S. Eastern Time (8:00 AM on October 22, 2010 Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

US:	+1.617.597.5343
UK:	+44.207.365.8426
Hong Kong:	+852.3002.1672
Passcode for all regions: 48293357

A replay of the conference call may be accessed by phone at the following number until October 27, 2010:
International: +1.617.801.6888
Passcode: 57701850
Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.
About Baidu
Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs currently trade on the NASDAQ Global Select Market under the symbol “BIDU”. Each of Baidu’s Class A ordinary shares is represented by 10 ADSs.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the fourth quarter 2010 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese and Japanese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of October 21, 2010, and Baidu undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures
To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted earnings per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.
Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses, particularly share-based compensation expenses, that may not be indicative of its operating performance or financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu has computed its non-GAAP financial measures using the same consistent method from quarter to quarter since April 1, 2006. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. A limitation of using non-GAAP adjusted EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures.
For investor and media inquiries, please contact:
China
Victor Tseng
Baidu, Inc.
Tel: 86-10-5992-7244
ir@baidu.com
Cynthia He
Brunswick Group LLC
Tel: 86-10-6566-2256
che@brunswickgroup.com
U.S.
Ms. Kate Tellier
Brunswick Group LLC
Tel: 1-212-333-3810
ktellier@brunswickgroup.com

Baidu, Inc.
Condensed Consolidated Balance Sheets

	Sep 30,	Dec 31,
(in RMB thousands)	2010	2009
	Unaudited	Audited

ASSETS
Current assets:
Cash and cash equivalents	5,043,711	4,199,889
Short-term investments	1,893,799	381,149
Accounts receivable, net	286,113	161,610
Other assets, current	177,662	91,067
Deferred tax assets, net	14,413	9,157

Total current assets	7,415,698	4,842,872

Non-current assets:
Fixed assets, net	1,445,713	997,557
Intangible assets, net	118,322	122,595
Goodwill	63,688	63,691
Long-term investments, net	50,628	14,308
Deferred tax assets, net	33,799	33,799
Other assets, non-current	135,318	82,153

Total non-current assets	1,847,468	1,314,103

TOTAL ASSETS	9,263,166	6,156,975

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities, current	1,152,609	749,861
Customer advances and deposits, current	827,806	607,828
Deferred revenue	58,989	42,035

Total current liabilities	2,039,404	1,399,724

Non-current liabilities:
Long-term payable for business acquisition	4,150	4,150
Deferred Income,non-current	5,000	—

Total non-current liabilities	9,150	4,150

Total liabilities	2,048,554	1,403,874

Shareholders’ equity
Class A Ordinary Shares, Par value US$0.00005 per share, 825,000,000 shares authorized, and 26,298,960 shares and 26,618,614 shares issued and outstanding as at December 31, 2009 and September 30, 2010	11	11
Class B Ordinary Shares, Par value US$0.00005 per share, 35,400,000 shares authorized, and 8,454,332 shares and 8,214,332 shares issued and outstanding as at December 31, 2009 and September 30, 2010	4	4
Additional paid-in capital	1,524,463	1,426,070
Accumulated other comprehensive loss	(114,949)	(113,513)
Retained earnings	5,805,083	3,440,529

Total shareholders’ equity	7,214,612	4,753,101

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,263,166	6,156,975

Baidu, Inc.
Condensed Consolidated Statements of Income

	For the Three Months Ended
	Sep 30,	Sep 30,	Jun 30,
(in RMB thousands except for share, per share information)	2010	2009	2010
	Unaudited	Unaudited	Unaudited
Revenues:
Online marketing services	2,255,512	1,278,192	1,913,467
Other services	348	511	927

Total revenues	2,255,860	1,278,703	1,914,394

Operating costs and expenses:
Cost of revenues (note 1, 2)	(573,571)	(442,851)	(518,336)
Selling, general and administrative (note 2)	(296,189)	(197,717)	(265,003)
Research and development (note 2)	(204,731)	(116,691)	(159,271)

Total operating costs and expenses	(1,074,491)	(757,259)	(942,610)

Operating profit	1,181,369	521,444	971,784

Other income:
Interest income	17,410	6,637	15,069
Exchange loss, net	—	(1)	(23)
Gain and loss from equity method investments	(2,776)	(62)	243
Other income, net	15,809	13,989	(9,201)

Total other income	30,443	20,563	6,088

Income before income taxes	1,211,812	542,007	977,872

Income taxes	(165,159)	(49,145)	(140,508)

Net income	1,046,653	492,862	837,364

Earnings per share for Class A and Class B ordinary shares:
Basic	30.06	14.23	24.07
Diluted	29.97	14.14	23.98

Earnings per ADS (1 Class A ordinary share=10 ADSs ):
Basic	3.01	1.42	2.41
Diluted	3.00	1.41	2.40

Weighted average aggregate number of Class A and Class B ordinary shares outstanding:
Basic	34,816,282	34,639,268	34,794,808
Diluted	34,924,125	34,849,020	34,912,940

(1) Cost of revenues are detailed as follows:
Business tax and surcharges	(141,168)	(80,357)	(121,627)
Traffic acquisition costs	(201,720)	(196,229)	(185,642)
Bandwidth costs	(85,399)	(51,194)	(67,927)
Depreciation costs	(84,173)	(63,619)	(83,627)
Operational costs	(59,791)	(49,880)	(57,743)
Share-based compensation expenses	(1,320)	(1,572)	(1,770)

Total cost of revenues	(573,571)	(442,851)	(518,336)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(1,320)	(1,572)	(1,770)
Selling, general and administrative	(9,544)	(9,142)	(9,064)
Research and development	(13,564)	(10,539)	(10,757)

Total share-based compensation expenses	(24,428)	(21,253)	(21,591)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended September 30, 2009			Three months ended June 30, 2010			Three months ended September 30, 2010
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results

Operating profit	521,444	21,253	542,697	971,784	21,591	993,375	1,181,369	24,428	1,205,797

	Three months ended September 30, 2009			Three months ended June 30, 2010			Three months ended September 30, 2010
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results

Net income	492,862	21,253	514,115	837,364	21,591	858,955	1,046,653	24,428	1,071,081

(*)	The adjustment is only for share-based compensation.

Reconciliation from net cash provided by operating activities to adjusted EBITDA(*) (in RMB thousands, unaudited)

	Three months ended	As a % of	Three months ended	As a % of	Three months ended	As a % of
	September 30, 2009	total revenues	June 30, 2010	total revenues	September 30, 2010	total revenues
Net cash provided by operating activities	733,866	57%	1,239,850	65%	1,264,502	56%

Changes in assets and liabilities, net of effects of acquisitions	(140,338)	-11%	(270,138)	-14%	(79,043)	-4%
Income taxes expenses	49,145	4%	140,508	7%	165,159	7%
Interest income and other, net	(20,563)	-2%	(6,088)	0%	(30,443)	-1%

Adjusted EBITDA	622,110	48%	1,104,132	58%	1,320,175	58%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses.